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Maurice Blanco
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel (212) 450-4086 maurice.blanco@davispolk.com

September 22, 2014

VIA EDGAR SUBMISSION

Re:	Nortel Inversora S.A. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 14, 2014 File No. 1-14270

Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Dear Ms. Blye:

On behalf of our client Nortel Inversora S.A. (the “Company”), we acknowledge receipt by the Company of the Staff  (the “Staff”) of the Securities and Exchange Commission’s letter dated September 15, 2014 (the “Comment Letter”) regarding the Company’s above-referenced filing on Form 20-F.

The Company is working expeditiously to respond to the Comment Letter. However, the Company has advised us that it will require additional time to consider and respond to the Staff’s comments. Accordingly, on behalf of the Company, we respectfully request an extension of time to respond to the Comment Letter beyond the ten business days specified therein. The Company anticipates submitting a response to the Staff on or about October 20, 2014.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at 212 450 4086 or Mr. Patrizio Graziani, the Company’s Chairman, at (54 11) 4968-3631 with any questions you may have.

Very truly yours,

/s/ Maurice Blanco
Maurice Blanco

cc:	Mr. Patrizio Graziani (Chairman of the Board of Directors, Nortel Inversora S.A.)